UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 044444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RENAISSANCE CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MASON STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM K. SMITH (203) 622-2978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERZOG, SAMUEL A.
(Name – *if individual, state last, first, middle name*)

1 FULTON PLACE (Address) JERICHO (City) NY (State) 11753-1519 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its posse...


12063216

KW 3/12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 4/13/15

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVESTMENTS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

DEBORAH IOBBI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS, INC.

165 MASON STREET

GREENWICH, CT. 06830

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

DECEMBER 31, 2011

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

RENAISSANCE CAPITAL INVESTMENTS, INC.
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

INDEPENDENT AUDITOR'S REPORT

Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

I have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
January 30, 2012

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash & Cash Equivalents		$ 210,405
Other Assets		3,300
TOTAL ASSETS		$ 213,705

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
TOTAL LIABILITIES		NONE
STOCKHOLDERS' EQUITY		
Capital Stock- Common $.01 par value 1,000 shares authorized 136 shares issued	$ 1	
Retained Earnings	213,704	
TOTAL STOCKHOLDERS' EQUITY		213,705
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 213,705

The accompanying notes are an integral part of these financial statements

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME		
Commissions and Fees		$ 8,000
Interest and Dividend Income		284
TOTAL INCOME		$ 8,284
EXPENSES		
Professional	$ 7,000	
Insurance	1,252	
Bank charges	75	
FINRA / SIPC Assessments	580	
TOTAL EXPENSES		8,907
Net Loss before taxes		$ (623)
CT Corporate tax		718
Net Loss for the twelve months ended December 31, 2011		$ (1,341)

The accompanying notes are an integral part of these financial statements

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance-01/01/11	$ 1	$ 215,045	$ 215,046
Net Loss		(1,341)	(1,341)
Balance-12/31/12	$ 1	$ 213,704	$ 213,705

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance JANUARY 1, 2011	NONE
Balance DECEMBER 31, 2011	NONE

The accompanying notes are an integral part of these financial statements

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (1,341)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in operating assets		
Due from affiliate	$ 75,363	
Other assets	(3,300)	
TOTAL ADJUSTMENTS		72,063
Net Cash Provided by Operating Activities		$ 70,722
Cash and cash equivalents January 1, 2011		139,683
Cash and cash equivalents December 31, 2011		$ 210,405

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income tax payments	$ 718

The accompanying notes are an integral part of these financial statements

RENAISSANCE CAPITAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transactions through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2005 Renaissance Capital LLC an affiliate of Renaissance Capital Investments Inc. assumed the following expenses: taxes, rent, telephone, office supplies and personnel costs with no expectation of reimbursement from Renaissance Capital Investments, Inc.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

RENAISSANCE CAPITAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 3 - INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred Income taxes.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of December 31, 2011 the company had net capital of $ 210,405 which is $ 110,405 in excess of its minimum net capital requirement of $ 100,000. A copy of the firm's financial statements as of December 31, 2011 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5- CONTINGENT LIABILITIES

According to management, there are no contingent liabilities.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Independent Auditor's Report on Supplemental Information Required by SEC Rule 17a-5 of the Securities and Exchange Commission

Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

I have audited the accompanying financial statements of Renaissance Capital Investments, Inc. as of and for the year ended December 31, 2011 and have issued my report thereon dated January 30, 2012. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
January 30, 2012

SCHEDULE I

RENAISSANCE CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Stockholders' Equity- Per statement of Financial Condition		$ 213,705
CAPITAL REDUCTIONS		
Non Allowable Assets	$ 3,300	
Haircuts	-0-	
TOTAL CAPITAL REDUCTIONS		3,300
NET CAPITAL		$ 210,405
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS NET CAPITAL		$ 110,405

AGGREGATE INDEBTEDNESS

	None	
TOTAL AGGREGATE INDEBTEDNESS		$ -0-
Percentage of aggregate indebtedness to net capital		-0-%

See auditor's report on supplementary information

SCHEDULE II

RENAISSANCE CAPITAL INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL PER THE SUBMITTED FOCUS REPORT
WITH THE NET CAPITAL PER THE AUDITED REPORT
AS OF DECEMBER 31, 2011

Net Capital per the Focus Report at December 31, 2011 – Line 3750	$ 210,405
NET CAPITAL PER AUDITED REPORT	$ 210,405

There were no material differences in net capital between the Focus Report and the Audited Report

See auditor's report on supplementary information

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

William K. Smith, being sworn according to law, deposes and says:
I am the president of Renaissance Capital Investments, Inc.165 Mason Street, Greenwich, CT 06830.

The report submitted by Samuel A. Herzog, CPA as at December 31, 2011

showing a Statement of Financial Condition, Statement of Income Expenses, Statement of Cash Flows, Statement of Changes in Shareholders Equity, Statements of Liability Subordinated to Claims to General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any proprietary Interest in any accounts classified as that of a customer.



WILLIAM K. SMITH

Subscribed and sworn to before me

this 30th day of January 2012



DEBORAH IOBBI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2014

Samuel A Herzog, CPA

We, officers of Renaissance Capital Investments, Inc.165 Mason Street, Greenwich, CT. 06830, hereby attest that the Financial Statements and Operational Reports as at December 31, 2011 submitted by Samuel A. Herzog, CPA 1 Fulton Place, Jericho, NY 11753-1519 have been or will be made available to all members of our organization.



William K. Smith, President



Kathleen S. Smith, Secretary

ATTESTED BY:



Samuel A Herzog, CPA

Samuel A Herzog, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

In planning and performing my audit of the financial statements of Renaissance Capital Investments, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America , I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5 (g) (1) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and the procedures for determining compliance with exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts , verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
January 30, 2012